SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Schedule 14D-9
(Rule 14d-101)

 SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

 Platinum Energy Resources, Inc.
(Name of Subject Company)

Platinum Energy Resources, Inc.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

727659104
(CUSIP Number of Class of Securities)

Stephen Fuerst
General Counsel
Platinum Energy Resources, Inc.
11490 Westheimer Road, Suite 1000
Houston, Texas 77077
(281) 649-4500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

John R. Boyer, Jr.
Boyer Jacobs Short
9 Greenway Plaza, Suite 3100
Houston, Texas 77046
(713) 871-2025

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements Item 4 in the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the U.S. Securities and Exchange Commission on December 22, 2009, by Platinum Energy Resources, Inc., a Delaware corporation (the “Company” or “Platinum”), as amended or supplemented through the date hereof (the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer by Pacific International Group Holdings, LLC (“Pacific”) to purchase up to 11,093,621 shares (the “Shares”) of the outstanding common stock, par value $0.0001 per share (the “Common Stock”), of the Company, at a price of $0.50 per Share (the “Offer Price”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 1. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 4.	The Solicitation or Recommendation

Item 4(c) of the Schedule 14D-9, captioned “Reasons for the Recommendation,” is hereby amended and supplemented to read as follows:

(c) Reasons for the Recommendation.

In reaching the conclusions and in making the recommendation described above, the Board of Directors (1) consulted with the Company’s management; (2) reviewed the terms and conditions of the Offer; (3) considered other information relating to the Company’s historical financial performance, portfolio of properties and future opportunities; and (4) evaluated various relevant and material factors in light of the Board of Director’s knowledge of the Company’s business, financial condition, portfolio of properties and future prospects.

The reasons for the Board of Director’s recommendation include, without limitation:

•
the Company’s common stock traded between $7.99 and $6.60 and between $6.97 and $0.53 in the years ended December 31, 2007 and 2008, respectively.  The Company’s common stock traded between $0.85 and $0.30 during the period from January 1, 2009 to December 9, 2009.  In addition, during the period from January 1, 2009 to December 9, 2009, the Company’s common stock traded above $0.50 per share on 122 of 212 trading days during this period.  Accordingly, the Board of Directors believes that, given the timing of the Offer and the Offer Price, the Offer represents an opportunistic attempt to purchase at a low price and deprive the Company’s stockholders who tender shares in the Offer of the potential opportunity to realize the full long-term value of their investment in the Company; however, there can be no assurance as to the actual long term value of the Company’s shares as such value is dependent on a number of factors including general economic conditions and the other factors discussed in Item 8 “Additional Information”;

•
the Board of Directors is very familiar with the Company's assets, including the Company's oil and gas properties, engineering company and real estate.  The production history and drilling potential of the Company's oil and gas properties is a primary strength of the Company and is well known to the Board of Directors.  This knowledge qualifies the Board of Directors to evaluate the Offer;

•
the fact that the Board of Directors appointed a special committee to evaluate the Offer.  The special committee prepared several different calculations of the net asset value of the Company.  The special committee 1) compared the total assets of the Company as reported in Form 10-Q for the quarter ending September 30, 2009, adjusted for current and long term portions of long term debt and capital leases, notes payable and an estimate of the cost of ongoing litigation to determine the adjusted net asset value of the Company; 2) compared the risk adjusted valuation of the Company’s proved developed and proved non producing oil and gas properties as of July 1, 2009, adjusted for current and long term portions of long term debt and capital leases, notes payable and an estimate of the cost of ongoing litigation.  The range of net asset values calculated by the special committee was in all cases significantly in excess of the Offer Price.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 14D-9 is true, complete and correct.

PLATINUM ENERGY RESOURCES, INC.

By:	/s/ Al Rahmani
Chief Executive Officer and Duly Authorized Signatory
Date:	January 11, 2010

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